FPC Exemption No. (82-836)

Publication: South China Morning Post **Date:** 2 March 04
Page: Classified 5 **Where Published:** Hong Kong

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



04010463

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

2003 ANNUAL RESULTS OF METRO PACIFIC CORPORATION

The following is a reproduction of a press release, issued pursuant to paragraph 2 of the Listing Agreement by First Pacific Company Limited for information purpose only, released in the Philippines by Metro Pacific Corporation, a subsidiary of First Pacific Company Limited, in accordance with the requirements of the Philippine Stock Exchange.

CONSOLIDATED STATEMENTS OF INCOME AND ACCUMULATED DEFICIT

(Unaudited)

For the year ended 31 December
(In thousand pesos)

	2003	2002
Revenues	3,730,615	5,875,901
Cost of sales	(3,022,613)	(4,405,428)
Operating expenses	(613,394)	(1,106,888)
Operating profit	94,608	363,585
Share of net profits/(losses) of associated companies	116,663	(46,119)
Financing charges, net	(620,230)	(1,472,090)
Loss before other income/(charges)	(408,959)	(1,154,624)
Other income/(charges), net	541,911	(11,167,659)
Profit/(loss) before taxation	132,952	(12,322,283)
Taxation	(45,682)	(120,782)
Profit/(loss) after taxation	87,270	(12,443,065)
Outside interests	(30,752)	565,101
Net profit/(loss) for the year	56,518	(11,877,964)
Accumulated deficit		
Beginning of year	(26,208,103)	(14,330,139)
End of year	(26,151,585)	(26,208,103)
Earnings/(loss) per share (in centavos)		
Basic	0.30	(63.85)
Weighted average number of shares in issue (in thousands)		
Basic	18,603,473	18,603,473

CONSOLIDATED BALANCE SHEETS

(Unaudited)

As at (In thousand pesos)	31 December 2003	31 December 2002
ASSETS		
Current assets		
Cash and cash equivalents	228,890	936,930
Receivables, net	2,403,440	4,962,988
Due from associated companies	540,208	820,325
Inventories, net	30,700	34,354
Development properties	2,597,045	5,204,866
Deferred tax asset	74,829	177,732
Prepayments and other current assets	3,981,496	1,161,032
Total current assets	9,856,608	13,298,227
Long-term receivables	120,111	1,497,324
Investments in associated companies	796,452	976,045
Development properties	–	30,425,815
Property and equipment	2,885,106	3,572,056
Deferred tax asset	64,224	64,224
Other assets	500,524	8,013,666
Total assets	14,223,025	57,847,357
LIABILITIES AND EQUITY		
Current liabilities		
Loans and notes payable	1,345,209	8,309,928
Current portion of long-term debts	1,453,339	4,129,555
Current portion of long-term liabilities and provisions	388,722	404,722
Accounts payable and accrued expenses	5,660,844	7,955,135
Deferred tax liability	9,995	410,901
Income tax payable	56,649	14
Total current liabilities	8,914,758	21,210,255
Long-term debts	2,922,178	5,980,016
Long-term liabilities and provisions	543,179	2,412,752
Outside Interests	728,887	27,186,829
Equity		
Stockholders' equity		
Capital stock	18,605,974	18,605,974
Additional paid-in capital	9,692,634	9,692,634
Treasury stock	(1,033,000)	(1,033,000)
Accumulated deficit	(26,151,585)	(26,208,103)

Metro Pacific Corporation ("Metro Pacific") today announced an unaudited net profit of Pesos 56.5 million for the year ended 31st December 2003, a significant turnaround from the Pesos 11.9 billion loss recorded for 2002. The improvement is attributed to the net other income of Pesos 542 million mostly derived from non-recurring gains relating to the completion of various debt reduction and restructuring exercises.

Metro Pacific's 2002 results had included a non-cash provision of Pesos 8.7 billion that reflected the Group's expected losses from the sale of shares it owned in Bonifacio Land Corporation ("BLC"); an additional Pesos 1.4 billion in non-cash provisions were also made against the carrying values of various property assets, due to the then-depressed nature of the real estate market. With the 17th April 2003 divestment of Metro Pacific's 50.4 percent majority stake in BLC, and subsequent sale of additional shares, Metro Pacific's stake in BLC was reduced to approximately 14.7 percent and BLC was deconsolidated from Group accounts with effect from 1st January 2003.

Consolidated Results

Metro Pacific recorded consolidated net revenues of Pesos 3.7 billion in 2003, compared with revenues of Pesos 5.9 billion for last year, reflecting the deconsolidation of BLC from Group accounts. Operating expenses reduced 44.6 percent to Pesos 613.4 million in 2003 compared with Pesos 1.1 billion in 2002, also reflecting the deconsolidation of BLC. Financing charges reduced 57.9 percent, to Pesos 620.2 million in 2003 versus Pesos 1.5 billion in 2002. Net non-recurring gains of Pesos 541.9 million were recorded in 2003, realized from various debt reduction and restructuring exercises.

Debt Reduction and Restructuring Update

As of 31st December 2003, Metro Pacific had successfully repaid, reached agreements in principle or advanced discussions that address an aggregate of Pesos 12.1 billion in outstanding loans, representing approximately 94.0 percent of Metro Pacific's total debts of Pesos 12.9 billion as at 31st December 2001.

Operations Review

Landco Pacific Corporation ("Landco") reported an 2003 unaudited net profit of Pesos 57.8 million on higher revenues of Pesos 686.6 million, compared with a net profit of Pesos 43.6 million on revenues of Pesos 641.6 million for the same period in 2002, reflecting increased sales. Operating expenses rose 6.8 percent to Pesos 168.8 million in 2003 versus Pesos 158.1 million in 2002, mainly due to the expansion of the Punta Fuego and Leisure Farms residential resort projects. As of 31st December 2003, Terrazas de Punta Fuego achieved unit sales representing 87.0 percent of inventory, outperforming other competing projects in similar categories. For 2004 Landco intends to introduce further expansion of both the Punta Fuego and Leisure Farms brands, increase development of its provincial shopping centers and accelerate strategic landbanking in advance of an anticipated improvement in its primary real estate markets.

Pacific Plaza Towers reported in 2003 a higher loss of Pesos 87.3 million on revenues of Pesos 668.2 million, compared with a loss of Pesos 44.0 million and revenues of Pesos 224.9 million in 2002. 2004 sales outlook is cautiously optimistic as interest in luxury condominium units has risen in recent months.

Negros Navigation Company ("Nenaco") reported an unaudited net profit of Pesos 84.0 million for 2003, a deterioration of 18.2 percent from its 2002 net profit of Pesos 102.7 million. The deterioration in net profit was attributed to higher operating expenses and reduced revenues in the passage and freight business. Nenaco enters 2004 engaged in discussions with a number of parties for possible equity investment and strategic business partnerships.

Comments: "A Transforming Year"

"2003 was a transforming year for Metro Pacific. We proved we could meet the aggressive debt reduction targets we set in late 2001. We may be smaller now – but are better focused – and still possess a stable of high-quality real estate assets such as urban development property in the Bonifacio Global City and in resort areas South of Metro Manila. These and other assets will form the bedrock for Metro Pacific to improve our capitalization and create new revenue streams as we reposition the Group as a leading real estate company." said President and CEO Jose Ma. Lim.

About Metro Pacific

Metro Pacific Corporation is a Manila, Philippines-based holding firm listed on the Philippine Stock Exchange (PSE: MPC). Metro Pacific's business portfolio includes property concerns Landco Pacific Corporation, Pacific Plaza Towers and Costa de Madera Corp., and listed shipping firm Negros Navigation Company (PSE: NN). Further information regarding Metro Pacific can be accessed at www.metropacific.com.



By Order of the Board

(File Exemption No. 82-030) 1/2

04 MAR 10 AM 7:21

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

2003 Annual Results – Audited

FINANCIAL HIGHLIGHTS

- Turnover increased by 14.2 per cent to US$2,161.8 million (HK$16,862.0 million) from US$1,892.3 million (HK$14,759.9 million), reflecting an improvement in Indofood's sales performance and the appreciation of the rupiah.
- Profit attributable to ordinary shareholders increased by 103.2 per cent to US$81.5 million (HK$635.7 million) from US$40.1 million (HK$312.8 million).
- Excluding the effects of foreign exchange losses and non-recurring gains, recurring profit increased by 73.0 per cent to US$88.4 million (HK$689.5 million) from US$51.1 million (HK$398.6 million).
- Basic earnings per share increased by 101.6 per cent to US2.56 cents (HK19.97 cents) from US1.27 cents (HK9.91 cents).
- Net debt reduced by 20.1 per cent to US$907.7 million (HK$7,080.1 million) at 31 December 2003 from US$1,136.7 million (HK$8,866.3 million) at 31 December 2002 as a result of successful debt reduction efforts.
- Consolidated gearing ratio improved to 2.75 times at 31 December 2003, compared with 3.22 times at 31 December 2002.
- The Directors do not recommend the payment of a final dividend for 2003 (2002: Nil).

CONSOLIDATED PROFIT AND LOSS STATEMENT

For the year ended 31 December	2003 US$m	2002 US$m	2003* HK$m	2002* HK$m
Turnover – Note 2	2,161.8	1,892.3	16,862.4	14,759.9
Cost of sales	(1,631.7)	(1,420.9)	(12,727.3)	(11,083.0)
Gross profit	530.1	471.4	4,134.6	3,676.9
Distribution costs	(172.3)	(140.1)	(1,343.9)	(1,092.7)
Administrative expenses	(138.1)	(121.2)	(1,077.2)	(945.4)
Other operating income, net	26.7	6.9	208.2	53.8
Operating profit – Note 3	246.4	217.0	1,921.9	1,692.6
Share of profits less losses of associated companies	64.8	32.6	507.0	254.3
Net borrowing costs – Note 4	(115.8)	(109.0)	(903.2)	(850.2)
Profit before taxation	195.4	140.6	1,525.7	1,096.7
Taxation – Note 5	(42.8)	(56.2)	(333.9)	(438.4)
Profit after taxation	152.6	84.4	1,191.8	658.3
Outside interests	(71.1)	(44.3)	(556.1)	(345.5)
Profit attributable to ordinary shareholders – Note 6	81.5	40.1	635.7	312.8

Per share data	2003 US¢	2002 US¢	2003* HK¢	2002* HK¢
Basic earnings per share – Note 7	2.56	1.27	19.97	9.91

CONSOLIDATED BALANCE SHEET

At 31 December	2003 US$m	2002 US$m	2003* HK$m	2002* HK$m
Non-current assets				
Property and equipment	719.6	1,009.3	5,612.9	7,871.5
Associated companies	8.0	(24.5)	62.4	(191.1)
Long-term receivables and prepayments	248.0	165.3	1,934.4	1,289.4
Goodwill	18.3	19.3	142.7	150.5
Deferred tax assets	7.5	9.6	58.5	74.9
Restricted cash	4.7	-	36.7	-
	1,006.1	1,279.0	7,847.6	9,976.1
Current assets				
Cash and cash equivalents	233.4	203.3	1,819.7	1,585.7
Restricted cash and pledged deposits	17.6	22.9	137.3	178.6
Short-term investments	77.6	42.8	604.6	333.8
Accounts receivable, other receivables and prepayments – Note 8	430.1	389.0	3,355.6	3,034.3
Inventories	309.6	376.1	2,414.9	2,933.6
	1,067.7	1,034.1	8,328.1	8,066.0
Current liabilities				
Accounts payable, other payables and accruals – Note 9	379.9	381.2	2,963.2	2,973.4
Short-term borrowings	207.4	605.7	1,617.7	4,724.4
Provision for taxation	36.8	26.6	287.1	207.5
	624.1	1,013.5	4,868.0	7,905.3
Net current assets	443.6	20.6	3,460.1	160.7
Total assets less current liabilities	1,449.7	1,299.6	11,307.7	10,136.9
Equity capital and reserves				
Issued capital	31.9	31.9	248.8	248.8
Reserves	(21.2)	(103.1)	(165.3)	(804.2)
Shareholders' equity/(deficit)	10.7	(71.2)	83.5	(555.4)
Outside interests	319.3	424.1	2,490.5	3,308.0
Non-current liabilities				
Loan capital and long-term borrowings	955.9	757.2	7,456.0	5,906.2
Deferred liabilities and provisions	88.7	118.9	691.9	927.4
Deferred tax liabilities	75.1	70.6	585.8	550.7
	1,119.7	946.7	8,733.7	7,384.3
	1,449.7	1,299.6	11,307.7	10,136.9

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY/(DEFICIT)

	Issued capital US$m	Share premium US$m	Exchange reserve US$m	Revenue reserve US$m	Total US$m
Balance at 1 January 2002	31.4	958.7	(20.2)	(1,111.1)	(191.2)
Shares issued upon conversion of a Convertible Note	0.5	49.5	-	-	50.0
Net gains not recognized in the profit and loss statement – Exchange translation	-	-	20.1	-	20.1
Dilution of interests in a subsidiary and an associated company	-	-	0.4	9.4	9.8
Net profit for the year	-	-	-	40.1	40.1
Balance at 31 December 2002	31.9	958.2	0.3	(1,061.6)	(71.2)
Net losses not recognized in the profit and loss statement – Exchange translation	-	-	(4.3)	-	(4.3)
Dilution of interests in a subsidiary and an associated company	-	-	0.5	4.2	4.7
Net profit for the year	-	-	-	81.5	81.5
Balance at 31 December 2003	31.9	958.2	(3.5)	(975.9)	10.7

	Issued capital HK$m*	Share premium HK$m*	Exchange reserve HK$m*	Revenue reserve HK$m*	Total HK$m*
Balance at 1 January 2002	244.9	7,487.9	(157.6)	(8,666.6)	(1,491.4)
Shares issued upon conversion of a Convertible Note	3.9	386.1	-	-	390.0
Net gains not recognized in the profit and loss statement – Exchange translation	-	-	156.8	-	156.8
Dilution of interests in a subsidiary and an associated company	-	-	3.1	73.3	76.4
Net profit for the year	-	-	-	312.8	312.8
Balance at 31 December 2002	248.8	7,474.0	2.3	(8,280.5)	(555.4)
Net losses not recognized in the profit and loss statement – Exchange translation	-	-	(33.5)	-	(33.5)
Dilution of interests in a subsidiary and an associated company	-	-	3.9	32.8	36.7
Net profit for the year	-	-	-	635.7	635.7
Balance at 31 December 2003	248.8	7,474.0	(27.3)	(7,612.0)	83.5

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31 December	2003 US$m	2002 US$m	2003* HK$m	2002* HK$m
Operating profit	246.4	217.0	1,921.9	1,692.6
Depreciation	54.5	47.0	425.1	366.6
Foreign exchange losses/(gains), net	10.8	(10.7)	84.2	(83.5)
Loss on dilution of interests in a subsidiary and an associated company	3.2	4.1	25.0	32.0
Amortization of goodwill	1.0	0.4	7.8	3.1
Loss on sale of property and equipment	0.6	0.7	4.7	5.5
Increase in long-term receivables and prepayments	(30.0)	(28.4)	(234.0)	(221.5)
Payments in respect of deferred liabilities and provisions	(8.3)	(6.9)	(64.7)	(53.8)
Others	(19.0)	(17.0)	(148.2)	(132.6)
Operating profit before working capital changes	259.1	206.3	2,021.0	1,609.2
Increase in accounts receivable, other receivables and prepayments	(69.5)	(64.5)	(542.1)	(503.1)
Decrease/(increase) in inventories	51.4	(73.4)	400.9	(572.5)
Increase in accounts payable, other payables				

2. Turnover and segmental information

For the year ended 31 December	2003 US$m	2002 US$m	2003* HK$m	2002* HK$m
Turnover				
Sale of goods and properties	2,118.2	1,843.5	16,521.0	14,379.3
Rendering of services	43.6	48.8	340.0	380.6
Total	2,161.8	1,892.3	16,861.0	14,759.9

Segmental information, relating to the Group's business and geographic interests, follows. Analysis by business segment is the Group's primary reporting format as this is more relevant to the Group when making operational and financial decisions.

By principal business activities – 2003

	Telecommunications US$m	Consumer Food Products US$m	Property and Transportation US$m	Discontinuing operations[#] US$m	Head Office US$m	2003 Total US$m	2003* Total HK$m
Profit and loss							
Segment revenue – turnover	-	2,090.1	71.7	-	-	2,161.8	16,861.0
Segment results/operating profit	-	242.[illegible]	42.[illegible]	-	(25.[illegible])	246.4	1,921.9
Share of profits less losses of associated companies	31.6	(0.4)	31.1	(6.5)	-	64.8	505.4
Net borrowing costs						(115.8)	(903.2)
Profit before taxation						195.4	1,523.7
Taxation						(42.8)	(333.9)
Profit after taxation						152.6	1,190.0
Outside interests						(71.1)	(556.1)
Profit attributable to ordinary shareholders						81.5	635.7
Assets and liabilities							
Segment assets	-	1,749.2	198.0	-	71.0	1,983.3	15,470.3
Associated companies	114.1	3.6	31.5	(115.0)	-	8.0	62.4
Unallocated assets						81.5	636.1
Total assets						2,073.8	16,178.7
Segment liabilities	-	280.2	111.6	-	79.4	471.2	3,675.4
Unallocated liabilities						1,266.6	9,879.5
Total liabilities						1,737.8	13,554.9
Other information							
Capital expenditure	-	70.6	2.0	-	-	72.6	566.3
Depreciation and amortization	-	55.5	1.0	-	-	55.5	432.9
Other non-cash expenses	2.2	3.6	-	-	-	5.8	45.2

By principal geographical market – 2003

	The Philippines US$m	Indonesia US$m	Discontinuing operations[#] US$m	Head Office US$m	2003 Total US$m	2003* Total HK$m
Segment revenue – turnover	71.7	2,090.1	-	-	2,161.8	16,862.0
Segment assets	153.1	1,749.3	-	71.0	1,983.3	15,470.3
Associated companies	138.8	2.4	(133.2)	-	8.0	62.4
Unallocated assets					84.5	659.1
Total assets					2,075.8	16,191.8
Capital expenditure	2.0	70.6	-	-	72.6	566.3

By principal business activities – 2002

	Telecommunications US$m	Consumer Food Products US$m	Property and Transportation US$m	Discontinuing/disposed operations[#] US$m	Head Office US$m	2002 Total US$m	2002* Total HK$m
Profit and loss							
Segment revenue – turnover	-	1,777.3	114.6	0.4	-	1,892.3	14,759.9
Segment results/operating profit	(6.9)	237.1	10.2	(3.3)	(19.9)	217.0	1,692.6
Share of profits less losses of associated companies	37.7	(0.0)	(0.9)	(4.1)	-	32.6	254.3
Net borrowing costs						(109.0)	(850.2)
Profit before taxation						140.6	1,096.7
Taxation						(56.2)	(438.4)
Profit after taxation						84.4	658.3
Outside interests						(44.3)	(345.5)
Profit attributable to ordinary shareholders						40.1	312.8
Assets and liabilities							
Segment assets	-	1,699.1	198.2	-	35.1	2,085.2	17,881.6
Associated companies	80.1	2.5	20.0	(131.4)	-	(24.5)	(191.0)
Unallocated assets						52.1	406.1
Total assets						2,313.1	18,042.2
Segment liabilities	-	265.3	211.4	-	64.9	531.1	4,120.0
Unallocated liabilities						1,386.1	10,811.6
Total liabilities						1,943.2	15,219.2
Other information							
Capital expenditure	-	75.1	19.2	-	-	92.1	719.2
Depreciation and amortization	-	44.0	3.4	-	-	47.4	369.3
Other non-cash expenses	0.4	5.2	-	-	-	6.0	46.8

By principal geographical market – 2002

	The Philippines US$m	Indonesia US$m	Discontinuing/disposed operations[#] US$m	Head Office US$m	2002 Total US$m	2002* Total HK$m
Segment revenue – turnover	114.6	1,777.3	0.4	-	1,892.3	14,759.9
Segment assets	504.2	1,659.7	-	57.1	2,085.2	17,881.6
Associated companies	109.3	1.6	(135.4)	-	(24.5)	(191.1)
Unallocated assets					52.1	406.1
Total assets					2,313.1	18,042.2
Capital expenditure	19.2	75.6	-	-	92.1	719.2

(#) Principally represents Escotel Mobile Communications Limited (Escotel), a company operating in India.

3. Operating profit

For the year ended 31 December	2003 US$m	2002 US$m	2003* HK$m	2002* HK$m
Operating profit is stated after (charging)/crediting				
Cost of inventories sold	(1,300.0)	(1,139.0)	(10,146.0)	(8,885.0)
Depreciation	(54.5)	(47.0)	(425.1)	(366.6)
Operating lease rentals				
- Land and buildings	(17.0)	(9.0)	(132.1)	(71.9)
- Hire of plant and equipment	(1.2)	(1.0)	(9.4)	(7.8)
Net exchange (losses)/gains on monetary items	(10.8)	10.7	(84.2)	83.5
Loss on dilution of interests in a subsidiary and an associated company	(3.2)	(4.1)	(25.0)	(32.0)
Provision for [illegible]	(2.8)	(1.9)	(20.3)	(14.8)
Auditors' remuneration				
- Audit services	(1.0)	(1.1)	(7.8)	(8.6)
- Other services	(0.5)	(0.1)	(3.9)	(0.8)
Amortization of goodwill (included in other operating income, net)	(1.0)	(0.4)	(7.8)	(3.1)
Loss on sale of property and equipment	(0.6)	(0.7)	(4.7)	(5.5)
Unrealized gains/(losses) on short-term investments	1.0	(0.2)	15.6	(1.6)

4. Net borrowing costs

For the year ended 31 December	2003 US$m	2002 US$m	2003* HK$m	2002* HK$m
Loan capital	0.4	3.0	3.1	23.4
Bank loans and other loans	137.0	124.3	1,068.6	969.5
Total interest expense	137.4	127.3	1,071.7	992.9
Other borrowing costs	-	3.2	-	25.0
Total borrowing costs	137.4	130.5	1,071.7	1,017.9
Less: interest income	(21.6)	(21.5)	(168.5)	(167.7)
Net borrowing costs	115.8	109.0	903.2	850.2

5. Taxation

No Hong Kong profits tax (2002: Nil) has been provided as the Group had no estimated assessable profits (2002: Nil) in Hong Kong for the year. Taxation on overseas profits generated outside Hong Kong has been provided at the rates of taxation prevailing in the countries in which the Company's subsidiaries and associated companies operate.

For the year ended 31 December	2003	2002	2003*	2002*

9. Accounts payable, other payables and accruals

Included in accounts payable, other payables and accruals are trade payables of US$213.7 million (HK$1,666.9 million) (2002: US$175.6 million; HK$1,369.7 million), with an ageing profile as below.

At 31 December	2003 US$m	2002 US$m	2003* HK$m	2002* HK$m
0 to 30 days	188.7	129.0	1,471.9	1,006.2
31 to 60 days	8.7	11.9	68.0	92.8
61 to 90 days	3.1	15.1	23.3	117.8
Over 90 days	13.3	19.6	103.7	153.0
Total	213.7	175.6	1,666.9	1,369.7

10. Contingent liabilities

At 31 December 2003, the Company had a guarantee of US$82.4 million (HK$642.7 million) (2002: US$97.6 million; HK$[illegible] million) which relates to credit facilities extended to Escotel. The credit facilities are guaranteed by Escotel's shareholders on a pro-rata basis and, thus, represent the Group's 49 per cent share of Escotel's borrowings.

The non-compliance of certain covenants under certain of Escotel's loan facilities may provide a basis for the lenders to accelerate the credit facilities which may then entitle the lenders to access the guarantees provided by Escotel's shareholders. In the event that such guarantees are called upon by the lenders, they will become unsecured and short-term debts of the Company.

11. Employee information

The following information relates to the Head Office and its subsidiaries.

For the year ended 31 December	2003 US$m	2002 US$m	2003* HK$m	2002* HK$m
Employee remuneration (including Directors' remuneration)	181.6	151.3	1,416.5	1,180.4

Number of employees	2003	2002
At 31 December	46,953	44,528
Average for the year	45,263	46,432

In August 2003, the Company established a Remuneration Committee. The Committee will make recommendations to the Board regarding the remuneration of the Executive Directors, senior executives and the fees and emoluments of Non-executive Directors based on advice from compensation and benefits consultants.

12. Subsequent events

On 15 January 2004, the Group entered into a legally binding agreement with Idea Cellular Limited, one of the major mobile telecommunications operators in India, in respect of the Group's disposal of its entire 49 per cent interest in Escotel for an aggregate consideration of Rupees 700 million (US$15.4 million; HK$119.9 million). The anticipated completion of the disposal will not only improve the Group's working capital but also strengthen the financial position of the Company as a result of full release from the US$82.4 million (HK$642.7 million) guarantee obligations in respect of Escotel's credit facilities.

The Board is pleased to announce that at the Special General Meeting held this afternoon, the Company's shareholders have unanimously approved the Major Transaction relating to the First Pacific Group's disposal of its entire 49% interest in Escotel.

13. Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

* *The Company maintains its accounts and reports to its shareholders in United States dollars. The figures shown in Hong Kong dollars are for illustration only and are based on a fixed exchange rate of 7.8 Hong Kong dollars to one United States dollar.*

REVIEW OF OPERATIONS

Below is an analysis of results by individual company.

Contribution summary

For the year ended 31 December	Turnover 2003 US$m	Turnover 2002 US$m	Contribution to Group profit[(i)] 2003 US$m	Contribution to Group profit[(i)] 2002 US$m
PLDT[(ii)]	-	-	76.7	48.0
Indofood	2,090.1	1,777.3	40.2	37.7
Metro Pacific	71.7	114.6	(9.5)	(18.7)
From continuing businesses	2,161.8	1,891.9	107.4	67.0
From discontinuing and disposed businesses[(iii)]	-	0.4	0.6	(2.2)
From operations	2,161.8	1,892.3	108.0	65.8
Head Office items:				
- Corporate overhead			(8.6)	(9.0)
- Net interest expense			(7.2)	(6.5)
- Other (expenses)/income			(3.8)	0.8
Recurring profit			88.4	51.1
Foreign exchange losses			(17.3)	(11.0)
Non-recurring items[(iv)]			10.4	-
Profit attributable to ordinary shareholders			81.5	40.1

(i) After taxation and outside interests, where appropriate.
(ii) Associated company.
(iii) Represents Escotel.
(iv) 2003's non-recurring gains of US$10.4 million (2002: Nil) comprise gains of US$16.[illegible] million realized by Metro Pacific from various debt reduction and restructuring exercises, partly offset by PLDT's manpower reduction costs of US$[illegible] million.

During the year, the Group's turnover increased by 14.2 per cent, to US$2,161.8 million (2002: US$1,892.3 million), reflecting improved underlying performances. First Pacific's continuing business interests improved their performance in 2003, recording profit contributions totaling US$107.4 million (2002: US$67.0 million), an increase of 56.4 per cent. Corporate overhead declined 4.4 per cent, to US$8.6 million, as cost cutting initiatives took effect. Recurring profit improved to US$88.4 million, from US$51.1 million in 2002, and the Group recorded higher foreign exchange losses on its unhedged U.S. dollar denominated borrowings, largely due to a weaker peso. First Pacific recorded an attributable profit for 2003 of US$81.5 million, a 103.2 per cent improvement over 2002's attributable profit of US$40.1 million.

The Group's operating results are denominated in local currencies – principally the peso and rupiah – which are translated and consolidated to provide the Group's U.S. dollar denominated results. The performance of those currencies, against the U.S. dollar, is summarized below.

Closing	2003	2002	1 year change
Peso	55.49	53.18	-4.2%
Rupiah	8,465	8,950	+5.7%

Average	2003	2002	1 year change
Peso	54.38	51.64	-5.0%
Rupiah	8,572	9,265	+8.1%

In 2003, the Group recorded net exchange losses of US$17.3 million on unhedged U.S. dollar loans principally as a result of depreciation of the peso. The exchange losses may be further analyzed as follows:

	2003 US$m	2002 US$m
PLDT	(13.7)	(12.0)
Indofood	(3.8)	3.8
Others	0.2	(2.8)
Total	(17.3)	(11.0)

PLDT

PLDT is a telecommunications provider in the Philippines. Through its three principal business groups – Wireless (principally through wholly-owned subsidiary Smart Communications, Inc. (Smart)); Fixed Line (principally through PLDT); and Information and Communications Technology (principally through wholly-owned subsidiary ePLDT) – PLDT offers a wide range of telecommunications services across the Philippine's most extensive fiber optic backbone, cellular, fixed line, internet and satellite networks.

PLDT's operations are principally denominated in pesos, which averaged Pesos 54.38 (2002: 51.64) to the U.S. dollar. Its financial results are prepared under Philippine GAAP and reported in pesos. First Pacific's financial results are prepared under Hong Kong GAAP and reported in U.S. dollars. Accordingly, certain adjustments need to be made to PLDT's reported peso results to ensure compliance with Hong Kong GAAP. An analysis of these adjustments follows.

	2003 Pesos mln	2002 Pesos mln
Net income under Philippine GAAP[(i)]	11,182	3,083
Preference dividends[(ii)]	(1,751)	(1,663)
Net income attributable to common shareholders	9,431	1,420
Differing accounting treatments[(iii)]		
- Reclassification/reversal of non-recurring items	5,694	4,110
- Fair values on acquisition	-	3,175
- Foreign exchange accounting	(519)	(116)
- Others	(792)	(1,862)

PLDT recorded a contribution of US$76.7 million (2002: US$48.8 million) to the Group, up 57.2 per cent year on year, while consolidated turnover reached a record US$1.8 billion in 2003 (2002: US$1.6 billion), largely driven by PLDT's successful wireless businesses.

PLDT continued to ride the Philippines' cellular popularity wave in 2003, driven by the innovative product and service offerings of Smart. By end-2003, total cellular subscribers of Smart and Talk 'N Text, combined, had surged 58.6 per cent to 12.2 million compared with 7.6 million in 2002. Fixed Line, meanwhile, held steady with 2.1 million subscribers (2002: 2.1 million). Fixed Line headcount reduced by 15.7 per cent during the year to 10,239 versus 12,151 in 2002, as a result of continued focus on cost containment.

PLDT Company's deleveraging targets were reached as total debt was reduced to US$2.4 billion compared with US$2.6 billion at the end of 2002. Having achieved First Pacific's turnaround targets for PLDT, PLDT announced on 13 February 2003 that President and CEO Manuel V. Pangilinan would assume Chairmanship of the company, to be succeeded by Napoleon L. Nazareno, who would become concurrent president of both Smart Communications and PLDT.

Wireless

Smart's exceptional growth translated into equally impressive results - wireless turnover reached US$976.6 million in 2003 versus US$652.9 million in 2002, an increase of 49.6 per cent. The significant driver of growth was the introduction of an innovative "over-the-air" electronic airtime credit loading facility - "Smart Load". In December 2003, Smart also introduced "Pasa Load" (the term "pasa" means "transfer" in the vernacular), a derivative service of "Smart Load" which allows prepaid subscribers to transfer credits to other prepaid subscribers. These two new services have made reloading of airtime credits more convenient for, and accessible to, prepaid subscribers. Through "Smart Load" and "Pasa Load", prepaid subscribers can reload in smaller denominations ranging from as low as US$[illegible] (Pesos 2) to US$5.64 (Pesos 300). By the end of 2003, over 15 million prepaid customers of Smart and Talk 'N Text were reloading "over the air". The availability to transfer lower denomination credits also reduced prepaid churn rates, which dropped to 1.9 per cent (2002: 3.2 per cent).

The increasing popularity of lower denomination credits marginally reduced cellular ARPUs, however, efficient cost-containment resulted in a 25.7 per cent reduction in blended pre-paid and post-paid subscriber acquisition costs, thereby reducing the payback period on acquisition costs to about two months. Wireless capital expenditure meanwhile increased 52.5 per cent to US$207.5 million (2002: US$136.1 million) as Smart expanded its nationwide coverage. At present Smart's wireless network including 32 switching facilities and 3,304 base relay stations ensures coverage reaches 86% per cent of the Philippines' 82 million population.

Smart paid a cash dividend to PLDT in the amount of US$114.8 million in 2003, representing a 100 per cent dividend payout of its 2002 net income. It is expected that such dividend payments will increase in coming years, as Smart continues its earnings growth momentum.

Fixed Line

Fixed Line turnover declined a slight 4.4 per cent to US$842.8 million (2002: US$881.5 million) due to the continuing preference of consumers for mobile, data and other non-voice communications. While fixed line subscribers have remained relatively constant at the 2 to 2.1 million level for the past several years, management has been able to extract increased cost-savings, accelerate debt reduction and create value-added revenue drivers, to improve the financial position of Fixed Line.

Fixed line international long distance revenues increased (2003: US$230.7 million; 2002: US$206.1 million) despite a drop in billed minutes, principally due to an increase in termination rates with overseas carriers, while moderate increase in fixed line data and other network revenues (2003: US$166.7 million; 2002: US$166.1 million) was due to the growth of DSL consumer and other corporate data services.

Phase Two of Fixed Line's liability management program was completed during the course of the year, with the paydown of US$180 million in debt and reducing Fixed Line's debt balance to US$2.4 billion as of end 2003. Fixed Line management remains wholly focused on meeting the targets of its liability management program, as well as further reducing costs and increasing productivity.

Information and Communications Technology

ePLDT, the Information and Communications Technology unit of PLDT, realized substantial growth of 51.2 per cent in dollar terms, with turnover reaching US$27.5 million compared with US$18.2 million in 2002. ePLDT's growth is underpinned by the success of its Vocativ and Parlance call centers, which have a combined 1,700 employees servicing U.S. customer relationship management accounts. ePLDT management anticipates a significant growth of its call center business in 2004, along with increased service offerings and subscriptions from its VITRO data centre, the Philippines' first fully protected network operation center (NOC).

Outlook

The Philippines has consistently defied conventional assumptions regarding cellular penetration; with growth rates set to accelerate over the short term, PLDT's wireless brands intend to more aggressively capture new users as well as increase data and non-voice revenues from current ones. Fixed Line meanwhile seeks to continue achieving targets of its liability management program, while seeking to reduce costs further. Substantial growth opportunities exist in the Information and Communications Technology realm and ePLDT is expected to capitalize on the growing interest of overseas locators presently seeking backroom call center operations in the Philippines.

Further information on PLDT can be found at www.pldt.com.ph

INDOFOOD

Indofood is the leading processed-foods group in Indonesia. It is based in Jakarta, and is listed on the Jakarta and Surabaya Stock Exchanges. Noodles, Flour and Edible Oils & Fats are the principal businesses of Indofood. It also has interests in Distribution, Food Seasonings, Baby Foods and Snack Foods businesses.

Indofood's operations are principally denominated in rupiah, which averaged Rupiah 8,572 (2002: 9,265) to the U.S. dollar. Its financial results are prepared under Indonesian GAAP and reported in rupiah. First Pacific's financial results are prepared under Hong Kong GAAP and reported in U.S. dollars. Accordingly, certain adjustments need to be made to Indofood's reported rupiah results to ensure compliance with Hong Kong GAAP. An analysis of these adjustments follows.

	2003 Rupiah bln	2002 Rupiah bln
Net income under Indonesian GAAP	603	805
Differing accounting treatments(i)		
- Foreign exchange accounting	54	56
- Others	(62)	(3)
Adjusted net income under HK GAAP	595	854
Foreign exchange losses/(gains)(ii)	71	(150)
Indofood's net income as reported by First Pacific	666	[illegible]
	US$m	US$m
Net income at prevailing average rates for 2003: Rupiah 8,572 and 2002: Rupiah 9,265	77.7	75.8
Contribution to First Pacific Group profit, at an average shareholding of 2003: 51.7% and 2002: 49.8%	40.2	37.7

(i) Differences in foreign exchange accounting treatment under Indonesian GAAP, compared with Hong Kong GAAP. The adjustment relates to the reversal of the translation of foreign exchange losses that were previously capitalized by Indofood on certain fixed assets under construction.

(ii) To illustrate the underlying operational results and profit contributions, exchange differences (net of related tax) are excluded and presented separately.

An analysis of Indofood's contribution to the First Pacific Group, adjusted for Hong Kong GAAP and translated into U.S. dollars, follows.

	Turnover 2003 US$m	Turnover 2002 US$m	% change	Profit 2003 US$m	Profit 2002 US$m	% change
Noodles	742.5	665.5	+11.6	[illegible]	113.3	[illegible]
Flour	718.8	639.7	+11.8	52.2	34.1	[illegible]
Edible Oils & Fats	631.2	516.5	+22.2	53.2	43.6	[illegible]
Others	398.3	335.5	+17.9	16.5	11.5	+43.7
Inter-segment elimination	(255.0)	(157.0)	[illegible]			
Total	[illegible]	[illegible]	[illegible]			
Operating profit				325.1	284.6	+12.5
Share of profits less losses of associates				(0.6)	(1.0)	[illegible]
Net borrowing costs				(95.0)	(86.5)	[illegible]
Profit before taxation				[illegible]	135.8	[illegible]
Taxation				[illegible]	(47.0)	[illegible]
Profit after taxation				[illegible]	88.1	[illegible]
Outside interests				(51.0)	(50.7)	[illegible]
Contribution to Group profit				40.2	37.7	+6.6

Indofood recorded a contribution of US$40.2 million (2002: US$37.7 million) to the Group, increased 6.6 per cent year on year. The increase reflects the 8.1 per cent appreciation of Rupiah/US$ average exchange rate to 8,572 from 9,265, partly offset by increased borrowing costs as a result of additional borrowings to finance working capital and higher proportion of rupiah borrowings at higher interest costs relative to the company's U.S. dollar borrowings. During 2003, Indofood's average net debt level stood at US$732.1 million as compared to US$608.9 million in 2002.

2003 was a challenging year for Indofood's primary businesses of Noodles, Flour and Edible Oils & Fats. The entry of lower-priced products and aggressive promotions by competitors has intensified the competitive environment; towards the end of 2003 management began to undertake a comprehensive strategic and business review with the goal of implementing structural improvements in 2004.

Noodles

Noodles is the largest of Indofood's operating divisions and accounted for 33.2 per cent (2002: 34.6 per cent) of Indofood's 2003 turnover. Indofood's primary noodle product is its hugely-popular soup-style instant noodles. Indofood sells over 120 varieties of noodle products, covering every taste and dietary requirement, including stir-fry, steamed snack and egg noodles, in addition to seasonal and limited-run varieties. Among the most popular brands produced include Indomie and Supermi.

Average selling price per pack rose 3.9 per cent last year to Rupiah 579 (U.S. 6.8 cents) (2002: Rupiah 557; U.S. 6.0 cents) although volumes were flat at 9.8 billion packs, largely due to the aggressive entry of lower-priced competition. Higher selling and promotion costs, due to the launch of several higher-end multipack varieties impacted operating profit which decreased by 4.6 per cent.

Indofood has strong potential to enter the regional noodle markets; current exports represent only two per cent of revenues yet reach over 40 countries, including Australia, Saudi Arabia, Malaysia and the Netherlands. In its domestic markets division management seeks to increase consumption in low noodle consuming regions.

A more focused and consumer-driven Noodles marketing campaign will also be launched in 2004, with the goal of building greater loyalty for certain brands and eventually rationalizing the division's stock-keeping unit (SKU) diversity.

Flour

Bogasari Flour Mills accounted for 28.2 per cent (2002: 29.4 per cent) of Indofood's 2003 turnover, and improved 12.8 per cent over the previous year in US$ terms. The increase in revenues to US$718.8 million (2002: US$639.7 million) reflects an average increase in selling prices of 7.3 per cent per kilogram, to Rupiah [illegible] (U.S. [illegible] cents) versus Rupiah 2,320 (U.S. [illegible] cents) per kilogram in 2002.

Sales volume reduced 4.6 per cent during the year, to 3,210 thousand tons versus 3,347 thousand tons, due mainly to the entry of lower-priced imported flour and finished wheat products. This has the effect of [illegible]

Metro Pacific's operations are principally denominated in pesos, which averaged Pesos 54.38 (2002: 51.64) to the U.S. dollar. Its financial results are prepared under Philippine GAAP and reported in pesos. First Pacific's financial results are prepared under Hong Kong GAAP and reported in U.S. dollars. Accordingly, certain adjustments need to be made to Metro Pacific's reported peso results to ensure compliance with Hong Kong GAAP. An analysis of these adjustments follows.

	2003 Pesos mln	2002 Pesos mln
Net profit/(loss) under Philippine GAAP	57	(11,713)
Differing accounting treatments(i)		
- Reclassification/reversal of non-recurring items	(537)	10,643
- Others	(168)	(135)
Adjusted net loss under Hong Kong GAAP	(648)	(1,205)
Foreign exchange losses(ii)	6	8
Metro Pacific's net loss as reported by First Pacific	(642)	(1,197)
	US$m	US$m
Net loss at prevailing average rates for 2003: Pesos 54.38 and 2002: Pesos 51.64	(11.8)	(23.2)
Contribution to First Pacific Group profit, at an average shareholding of 2003: 80.6% and 2002: 80.6%	(9.5)	(18.7)

(i) Differences in accounting treatment under Philippine GAAP compared with Hong Kong GAAP. The principal adjustments include:
- *Reclassification/reversal of non-recurring items: Certain items, through occurrence or size, are not considered usual, operating items. In order to illustrate underlying recurring operational results, such items are reallocated and presented separately. Adjustments for 2003 of Pesos 0.5 billion principally relate to Pesos 1.1 billion gains realized from various debt reduction and restructuring exercises, partly offset by Pesos 0.6 billion impairment provisions in respect of its various assets. The impairment provisions made in 2002 was fully provided by First Pacific in prior years.*

(ii) To illustrate the underlying operational results and profit contributions, exchange differences (net of related tax) are excluded and presented separately.

An analysis of Metro Pacific's contribution to the First Pacific Group, adjusted for Hong Kong GAAP and translated into U.S. dollars, follows.

	Turnover 2003 US$m	Turnover 2002 US$m	% change	Profit 2003 US$m	Profit 2002 US$m	% change
Property						
- Landco	13.7	12.6	+8.7	[illegible]	2.1	+33.3
- Pacific Plaza Towers	11.5	4.4	+179.5	[illegible]	[illegible]	-16.1
- Bonifacio Land Corporation	[illegible]	51.6	[illegible]	[illegible]	[illegible]	-
Subtotal	28.3	68.6	[illegible]	[illegible]	[illegible]	[illegible]
Nenaco	43.6	46.8	[illegible]	[illegible]	[illegible]	[illegible]
Corporate overhead	-	-	-	[illegible]	[illegible]	[illegible]
Total	71.9	115.4	[illegible]			
Operating profit				[illegible]	12.6	-56.9
Share of profits less losses of associates				(1.5)	(0.9)	(66.7)
Net borrowing costs				(16.0)	(35.0)	-54.5
Loss before taxation				[illegible]	[illegible]	-51.0
Taxation				[illegible]	[illegible]	-
Loss after taxation				[illegible]	[illegible]	[illegible]
Outside interests				[illegible]	[illegible]	[illegible]
Group share of loss				(9.5)	(18.7)	-49.2

Metro Pacific contributed a loss of US$9.5 million in 2003, a significant 49 per cent reduction on 2002's loss of US$18.7 million.

Following the repayment of the Landco loan to First Pacific in April 2003, Metro Pacific management devoted the balance of the year to examining and identifying opportunities to improve operating revenues. Landco continued to perform in 2003 and engaged in strategic landbanking activities to provide for future development and growth. They are also presently finalizing the development plan for the 10-hectare site it owns which is located in the Bonifacio Global City.

Nenaco was confronted by a challenging competitive environment, one in which security and economic uncertainty contributed to lower passenger traffic and freight shipments. Management continued to focus on debt reduction and cost-containment.

Outlook

Following the success of various debt reduction and restructuring exercises, Metro Pacific management will now be free to refocus on enhancing the profitability of all its operations.

Further information on Metro Pacific can be found at www.metropacific.com

ESCOTEL

Escotel Mobile Communications Limited (Escotel) is based in New Delhi, India and provides GSM cellular telephone services in Uttar Pradesh (West), Haryana and Kerala.

Escotel made a profit contribution of US$6.6 million (2002: US$8.3 million) to the Group. The subscriber base grew by 45.5 per cent to 826,000 which improved the EBITDA by 33.1 per cent to Rupees 1.6 billion (US$35.1 million) from Rupees 1.3 billion (US$26.8 million). However, the increase in depreciation, network and subscriber costs eroded the operating profit.

On 15 January 2004, First Pacific entered into a legally binding agreement with Idea Cellular Limited in respect of the sale of First Pacific's entire 49 per cent interest in Escotel for a consideration of Rupees 700 million (US$15.4 million).

Upon completion of this transaction, First Pacific will record a gain on disposal of approximately US$[illegible] million for the financial year ending 31 December 2004.

Further information on Escotel can be found at www.escotelmobile.com

2003 GOALS REVIEW

FIRST PACIFIC

- Reduce costs and increase recurrent cash flows to Head Office.
  Achieved. Overhead expenses have declined by 4.4 per cent and Indofood dividend increased by 17.5 per cent.
- Refinance or repay US$100 million debt, which matures in December 2003, with longer-term funding.
  Achieved. Successfully refinanced by issuing a US$115 million three-year bond in July 2003.

PLDT

- Improve share price performance.
  Achieved. Share price increased more than 2.5 times from Pesos 370 at 31 December 2002 to Pesos 970 at 31 December 2003.
- Generate sufficient free cash flow at the PLDT level and increase dividend payout from Smart, to enable PLDT to further reduce debts.
  Achieved. Free cash flow at the PLDT level improved 24.5 per cent to Pesos 11.5 billion (US$211.5 million) including Pesos 6.2 billion (US$114.0 million) dividends from Smart (representing 100 per cent of its 2002 net income). In 2003, PLDT company alone reduced debts by US$180 million in 2003.
- Smart to increase overall level of revenues, EBITDA and profits.
  Achieved. Smart reported record earnings in 2003. Smart's revenues, EBITDA and profits improved by 51.6 per cent to Pesos 49.5 billion (US$[illegible] billion), by 77.1 per cent to Pesos 31.8 billion (US$[illegible] billion) and by 161.5 per cent to Pesos 16.1 billion (US$[illegible] billion), respectively.

INDOFOOD

- Strengthen cash flows.
  Achieved. Operating cash flows improved significantly, increased to Rupiah 1.5 trillion (US$[illegible] million) from negative Rupiah 0.5 trillion (US$57.7 million).
- Build and develop brands.
  In progress. Continue to further strengthening the existing brands.
- Complete the second phase (116.5 million shares) of the employee stock ownership program.
  Partially achieved. The second phase was 51 per cent subscribed by the employees with 58.4 million new shares issued in May 2003.
- Improve share price performance.
  Achieved. Share price increased by 33 per cent to Rupiah 800 per share during the year.
- Maintain dividend payout of 30 per cent.
  Achieved. Thirty per cent payout in respect of 2002 earnings.

METRO PACIFIC

- Conclude debt reduction program.
  Substantially achieved. Successfully reached agreements in principle or advanced discussions for approximately 96 per cent, or Pesos 12.1 billion (US$218.1 million), of the outstanding debts at parent company level.
- Conclude Banco de Oro's purchase of First e-Bank's banking business, as well as certain assets and liabilities.
  Achieved. The transfer of First e-Bank's banking business was completed and First e-Bank was renamed Prime Media Holdings.
- Improve profitability at Landco and Nenaco.
  Substantially achieved. Metro Pacific and subsidiary management continue to work together to improve operational and financial performance.

GOALS FOR 2004

First Pacific

- Continue to explore value-enhancing and expansion opportunities in the region, primarily on telecom and consumer food products
- Further strengthening the corporate governance practices
- Conclude disposal of interest in Escotel

PLDT

- Sustain earnings growth momentum of PLDT Group driven by Smart, stability of PLDT Fixed Line and improved profits of ePLDT
- Continue to maximize cash flows for debt reduction
- Be in a position to restore dividends to common shareholders in 2005

Indofood

- Maintain market leadership position
- Continue to focus on branded products, grow revenue through domestic, regional and international business development

The lengthening of the debt maturity profile principally reflects Head Office's repayment/refinancing of its US$187.4 million short-term bank loan and a lengthening of the profile of Indofood's debt during the year. In particular, US$39.2 million of Indofood's short-term debts with high interest costs were refinanced through a Rupiah 1.5 trillion (US$177.2 million) five-year Rupiah-bonds.

ASSOCIATED

At 31 December	PLDT 2003 US$m	PLDT 2002 US$m	Escotel 2003 US$m	Escotel 2002 US$m
Within one year	466.3	374.9	63.2	30.6
One to two years	543.3	470.7	68.5	54.6
Two to five years	1,098.9	1,416.6	31.6	100.1
Over five years	771.6	907.8	-	-
TOTAL	2,880.1	3,169.2	163.3	185.3

CHARGES ON GROUP ASSETS

At 31 December 2003, certain bank loans and other borrowings were secured by the Group's property and equipment, accounts receivables and inventories equating to a net book value of US$89.5 million (2002: US$95.0 million). Apart from these, the Head Office's US$113.0 million Bonds and US$55.9 million bank loan were principally secured by the Group's 51.5 per cent and 14.0 per cent interests in Indofood and PLDT, respectively.

FINANCIAL RISK MANAGEMENT

FOREIGN CURRENCY RISK

(A) Company risk

As the Head Office debt is currently denominated in U.S. dollars, foreign currency risk relates mainly to the receipt of cash dividends and to the translation of non-U.S. dollar denominated investments in subsidiary and associated companies.

The Company actively reviews the potential benefits of hedging based on forecast dividend flows. However, the Company does not actively seek to hedge risks arising on the translation of foreign currency denominated investments due to the non-cash nature of such investments and the high costs associated with such hedging. Accordingly, First Pacific is exposed to the impact of foreign currency fluctuations on the translated U.S. dollar value of its foreign currency denominated investments.

With the exception of the Head Office and Escotel, the principal components of the Company's adjusted net asset value (NAV) relate to investments denominated in the peso or rupiah. Accordingly, any change in these currencies, against their respective 31 December 2003 exchange rates, would have an effect on the Company's NAV in U.S. dollar terms.

The following table illustrates the estimated effect on the Company's adjusted NAV for a one per cent change of the peso and rupiah against the U.S. dollar.

Company	Effect on adjusted NAV(i) US$m	Effect on adjusted NAV per share HK cents
PLDT	7.2	1.77
Indofood	4.2	1.03
Metro Pacific	0.7	0.18
TOTAL	12.1	2.97

(i) Adjusted NAV is based on quoted share prices applied to the Company's economic interest.

(B) Group risk

The Group's operating results are denominated in local currencies, principally the peso and rupiah, which are translated and consolidated to give the Group's results in U.S. dollars.

NET DEBT BY CURRENCY

It is often necessary for operating entities to borrow in U.S. dollars, which results in the risk of a translation impact on local currency results. A summary of consolidated and associated companies' net debt by currency follows.

CONSOLIDATED

	US$ US$m	Peso US$m	Rupiah US$m	Yen US$m	Rupee US$m	Others US$m	Total US$m
Total borrowings	571.3	101.8	488.9	-	-	0.3	1,163.3
Cash and cash equivalents(i)	(91.9)	(4.5)	(151.5)	-	-	(6.7)	(255.6)
NET DEBT	479.4	97.3	337.4	-	-	(6.4)	907.7
Representing:							
Head Office	103.8	(0.2)	-	-	-	(6.7)	96.9
Indofood	375.6	-	337.4	-	-	0.3	713.3
Metro Pacific	-	97.5	-	-	-	-	97.5
NET DEBT	479.4	97.3	337.4	-	-	(6.4)	907.7
ASSOCIATED							
PLDT	2,426.1	(86.7)	-	193.5	-	-	2,532.9
Escotel	63.1	-	-	-	98.7	-	161.8

(i) Includes restricted cash and pledged deposits.

As a result of unhedged U.S. dollar net debt, the Group's results are sensitive to fluctuations in U.S. dollar exchange rates. The following table illustrates the estimated effect on the Group's reported profitability for a one per cent change in the principal operating currencies of subsidiary and associated companies. This does not reflect the indirect effect of fluctuating exchange rates on input costs at the operating company level.

	Total US$ exposure US$m	Hedged amount US$m	Unhedged amount US$m	Profit effect of 1% currency change US$m	Group profit effect(i) US$m
PLDT	2,426.1	983.1	1,443.0	14.4	3.4
Indofood	375.6	310.0	65.6	0.7	0.2
Escotel	63.1	20.7	42.4	0.4	0.1
Head Office(ii)	103.8	-	103.8	-	-
TOTAL	2,968.6	1,313.8	1,654.8	15.5	3.7

(i) Net of tax effect

(ii) As the Group reports its results in U.S. dollars, unhedged U.S. dollar debt at the Head Office does not give rise to any significant exchange exposure.

INTEREST RATE RISK

The Company and its operating entities are exposed to changes in interest rates to the extent that they impact the cost of variable interest rate borrowings. An analysis of this follows, together with details for associated companies.

CONSOLIDATED

	Fixed interest rate borrowings US$m	Variable interest rate borrowings US$m	Cash and cash equivalents(i) US$m	Net debt US$m
Head Office(ii)	167.4	-	(70.5)	96.9
Indofood(iii)	325.3	568.8	(180.8)	713.3
Metro Pacific	25.7	76.1	(4.3)	97.5
CONSOLIDATED	518.4	644.9	(255.6)	907.7
ASSOCIATED				
PLDT	1,860.3	1,019.8	(347.2)	2,532.9
Escotel	123.6	39.7	(1.5)	161.8

(i) Includes restricted cash and pledged deposits.

(ii) In September 2003, a wholly-owned subsidiary of the Company entered into an interest rate swap agreement which effectively changed its US$55.9 million bank loan from a LIBOR-based variable interest rate to fixed interest rate.

(iii) In January 2003, Indofood entered into an interest rate swap agreement which effectively changed its US$280.0 million Euro-bonds from fixed interest rate to a LIBOR-based variable interest rate.

The following table illustrates the estimated effect on the Group's reported profitability for a one per cent change in average annual interest rates.

	Variable interest rate borrowings US$m	Profit effect of 1% change in interest rates US$m	Group profit effect(i) US$m
Indofood	568.8	5.7	2.1
Metro Pacific	76.1	0.8	0.4
PLDT	1,019.8	10.2	1.7
Escotel	39.7	0.4	0.1
TOTAL	1,704.4	17.1	4.3

(i) Net of tax effect

ADJUSTED NET ASSET VALUE PER SHARE

There follows a calculation of the Group's underlying worth, as assessed by calculating the adjusted NAV of each of the Group's listed investments based on quoted share prices applied to the Company's economic interest.

At 31 December	Basis	2003 Adjusted NAV US$m	2003 Invested capital(i) US$m	2002 Adjusted NAV US$m
PLDT		720.7	1,240.7	209.3
Indofood		415.5	704.6	204.7
Metro Pacific		75.7	648.8	41.1
Escotel	(ii)	35.4	79.7	33.4
Head Office				
- Net debt		(96.9)	(96.9)	(152.1)
- Receivable	(iii)	-	-	93.0
TOTAL VALUATION	(iv)	1,150.4	2,578.9	501.4
NUMBER OF ORDINARY SHARES IN ISSUE (millions)		3,186.6	3,186.6	3,186.0
Value per share				
- U.S. dollar		0.35	0.81	0.16
- HK dollars		2.77	6.31	1.23
Company's closing share price (HK$)		1.69	1.69	0.70
Share price discount to HK$ value per share (%)		39.0	73.2	43.1

(i) Before impairment provisions effected in 2001.

(ii) Adjusted NAV is based on consideration (before expenses) for the proposed sale of the Group's entire 49 per cent interest in Escotel to Idea Cellular Limited.

(iii) Represents the inter-company loan to Metro Pacific.

(iv) No value has been attributed to the Group's investments in Mobile-8 and Infrontier.

	2003	2002
Others – net	279,833,132	163,269,702
Inventories – net	2,218,189,967	2,743,304,033
Advances and deposits	398,392,197	569,628,039
Prepaid taxes	322,478,839	244,335,050
Prepaid expenses and other current assets	94,213,430	73,561,324
Total Current Assets	7,106,490,598	7,147,003,162
NON-CURRENT ASSETS		
Currency swap assets – net	1,141,518,102	1,212,515,891
Long-term receivables		
Third parties	361,594,244	345,594,200
Related parties	63,932,000	39,678,000
Deferred tax assets – net	57,904,440	27,998,467
Investments in shares of stock	20,232,941	23,689,241
Plantations		
Matured plantations – net	128,821,029	141,250,957
Immature plantations	43,437,052	29,442,827
Property, plant and equipment – net	5,825,950,827	5,661,423,827
Other non-current assets	559,043,227	622,919,381
Total Non-Current Assets	8,202,363,862	8,104,512,791
TOTAL ASSETS	15,308,854,460	15,251,515,953

LIABILITIES AND SHAREHOLDERS' EQUITY

	2003 Rp	2002 Rp
CURRENT LIABILITIES		
Short-term bank loans and overdraft	513,311,121	614,232,632
Trust receipts payable	274,362,887	662,045,872
Accounts payable		
Trade		
Third parties	1,574,694,223	1,128,490,519
Related parties	25,598,631	33,273,613
Non-trade		
Related parties	4,165,411	882,007
Others	119,255,588	127,294,177
Accrued expenses	341,213,814	341,652,581
Taxes payable	260,593,684	221,101,826
Current maturities of long-term debts		
Loans	529,039,830	1,176,326,631
Obligations under capital leases	21,958,551	25,901,366
Total Current Liabilities	3,664,392,740	4,341,302,244
NON-CURRENT LIABILITIES		
Long-term debts – net of current maturities		
Loans	1,090,727,250	1,980,791,194
Bonds and guaranteed notes payable – net	5,030,239,696	3,681,507,609
Obligations under capital leases	32,554,241	55,479,695
Sub-total	6,153,521,187	5,717,778,498
Deferred tax liabilities – net	605,553,891	547,628,450
Other non-current liability – net	129,062,523	106,430,813
Total Non-Current Liabilities	6,888,137,601	6,371,837,761
MINORITY INTERESTS IN NET ASSETS OF SUBSIDIARIES	662,643,219	875,678,446
SHAREHOLDERS' EQUITY		
Capital stock – Rp100 par value		
Authorized – 30,000,000,000 shares		
Issued and fully paid – 9,443,269,500 shares in 2003 and 9,384,900,000 shares in 2002	944,326,950	938,490,000
Additional paid-in capital	1,181,379,256	1,139,061,368
Treasury stock – 915,600,000 shares	(741,059,341)	(741,059,341)
Differences arising from restructuring transactions among entities under common control	(917,740,765)	(917,740,765)
Unrealized gains (losses) on investments in marketable securities – net	11,058,667	(7,783,337)
Differences arising from foreign currency translation	(899,441)	(381,440)
Retained earnings		
Appropriated	35,000,000	30,000,000
Unappropriated	3,581,825,574	3,272,119,017
Net Shareholders' Equity	4,093,880,900	3,662,697,502
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	15,308,354,460	15,251,515,953

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

(Amounts in Thousands of Rupiah, except Earnings per Share)

	2003 Rp	2002 Rp
NET SALES	17,871,425,474	16,466,285,005
COST OF GOODS SOLD	13,405,368,541	12,398,733,770
GROSS PROFIT	4,466,056,933	4,067,551,235
OPERATING EXPENSES		
Selling	1,473,914,495	1,298,122,878
General and administrative	983,347,496	889,292,672
Total Operating Expenses	2,457,261,991	2,187,415,550
INCOME FROM OPERATIONS	2,008,794,942	1,880,135,685
OTHER INCOME (CHARGES)		
Interest income	179,637,334	181,905,685
Interest and other financing charges	(995,622,366)	(816,692,820)
Gains (losses) on foreign exchange – net of losses on changes in fair values of currency swap assets	(102,049,067)	216,168,863
Others – net	(59,634,671)	(43,435,500)
Other Charges – Net	(977,659,770)	(462,051,772)
INCOME BEFORE TAX EXPENSE	1,031,135,172	1,418,083,913

Net Income	71	90

Notes:

1. The above financial information for the years ended December 31, 2003 and 2002 are derived from the consolidated financial statements that have been audited by Prasetio, Sarwoko & Sandjaja, Registered Public Accountants, who have rendered an unqualified opinion in its report dated February 20, 2004.
2. Earnings per share is computed based on the weighted average number of outstanding shares during the years.
3. The foreign exchange rates used as at December 31, 2003 and 2002 were Rp.8,465 and Rp.8,940 to US$1, respectively.

- **NET SALES INCREASED 9% TO RP.17.9 TRILLION;**
- **GROSS PROFIT UP 10% TO RP.4.5 TRILLION;**
- **EBIT GREW 7% TO RP.2.0 TRILLION**

Indofood announced today its consolidated operating results for the year ended December 31, 2003, with net sales of Rp.17.9 trillion (FY02: Rp.16.5 trillion) an increase of 9% over 2002. Gross profit and operating income (EBIT) grew respectively, 10% and 7% to Rp.4.5 trillion (FY02: Rp.4.1 trillion) and Rp.2.0 trillion (FY02: Rp.1.9 trillion).

Mrs. Eva Riyanti Hutapea, President Director of Indofood highlighted the 2003 financial results, as follows:

1. Sales revenues of Noodles, Flour and Edible Oil & Fats (branded & commodity) contributed 85% of the consolidated net sales, or respectively, 33%, 28% and 24%. Noodles division recorded growth of 4% in sales revenues to Rp.6.0 trillion (FY02: Rp.5.8 trillion). Flour sales improved slightly to Rp.6.1 trillion (FY02: Rp. 5.9 trillion), while Edible Oil & Fats (branded & commodity) recorded sales of Rp.5.4 trillion (FY02: Rp.5.7 trillion);
2. Despite tougher competition in the domestic noodles industry, total sales volume of noodles was maintained at 9.8 billion packs (FY02: 9.8 billion packs). Flour sales volume declined 5% to 2.2 million tons (FY02: 2.3 million tons) in the face of lower industry growth during 2003;
3. Gross profit up 10% to Rp.4.5 trillion (FY02: Rp.4.1 trillion) mainly due to selling price increases, which supported the increase of EBIT by 7% to Rp.2.0 trillion (FY02: Rp.1.9 trillion). While gross margin slightly grew to 25.0% (FY02: 24.7%), increases in fuel, salary costs and selling expenses (particularly advertising and promotion expenses) caused the EBIT margin to decline slightly to 11.2% (FY02: 11.4%). Increased advertising and promotion expenses were mainly due to the brand building programs and other promotions to counter the increasing competition;
4. Net income declined 25% to Rp.603 billion (FY02: Rp.803 billion) due mainly to 22% increases in interest expenses and other financing charges to Rp.996 billion (FY02: Rp.817 billion) and net loss on foreign exchange of Rp.102 billion recorded during 2003 (compared to net foreign exchange gains of Rp.216 billion in 2002), because of the rupiah appreciation of 5.6% from Rp.8,940 per US. Dollar as of December 31, 2002 to Rp.8,465 as of December 31, 2003. The average exchange rate during the year was Rp.8,574 from an average of Rp.9,264 in 2002. The increase in interest expenses during the period was attributable to the replacement of maturing US. Dollar debts (obtained before the monetary crisis in 1997 which carried lower interest rates) with the US. Dollar 280 million Eurobond, bearing a 10.375% coupon rate and additional working capital loans obtained in late September 2002, which had a full year effect in 2003;
5. Export revenues during the year increased 40% to US. Dollar 364 million (FY02: US. Dollar 259 million);
6. As at December 31, 2003, the Company's US. Dollar denominated debts reduced to approximately US. Dollar 400 million (December 31, 2002: US. Dollar 458 million), of which 77% will mature in 2007. To provide hedging for these loans, as of December 31, 2003, Indofood had Principal Only Swap (POS) contracts of US. Dollar 310 million. The outstanding Rupiah debts as of December 31, 2003 amounted to approximately Rp.4.1 trillion (December 31, 2002: Rp.4.1 trillion);
7. At the end of December 2003, total assets were Rp.15.31 trillion (December 31, 2002: Rp.15.25 trillion), including cash & cash equivalents of Rp.1.5 trillion (December 31, 2002: Rp.1.4 trillion), while shareholders' equity amounted to Rp.4.1 trillion (December 31, 2002: Rp.3.7 trillion);
8. The Debt – Equity ratio as of December 31, 2003 improved to 1.8 times (December 31, 2002: 2.2 times), while Net – Gearing ratio improved to 1.5 times (December 31, 2002: 1.8 times).

The Board of Directors will propose dividend payments which will at least be equal to last year.

As announced on December 16, 2003, Mrs. Eva Riyanti Hutapea has decided to step down as President Director of Indofood with effect from the next Annual General Meeting (AGM) of Indofood. In order to ensure a smooth transition, the Board of Commissioners (BOC) have agreed that during this transitional period, Mr. Anthoni Salim, who is currently Commissioner of Indofood will be delegated by the BOC to provide the Board of Directors (BOD) with all assistance it may require. In connection with this, an Executive Committee (Excom) has been formed, with Mr. Salim as the Chairman.

In his capacity as Excom Chairman, Mr. Salim reiterated that Indofood is strongly committed to remain focused in its efforts to increase assets productivity and efficiency, to improve its leverage position, to enhance its brand equities through constant product innovation, improvement in its overall marketing strategy and effective use of its extensive sales and distribution network. Indofood will also continue and enhance its costs cutting programs. He added: "I am confident that with these initiatives, Indofood will reach a higher level of performance and strengthen its leading position in the processed food industry in the short and medium-term."

By Order of the Board
First Pacific Company Limited
Manuel V. Pangilinan
Managing Director and Chief Executive Officer

March 1, 2004